

December 28, 2011

<u>Via E-mail</u>
Kelly J. Kennedy
Chief Financial Officer
Annie's Inc.
1610 Fifth Street
Berkeley, CA 94710

> **Re: Annie's Inc.**
> **Registration Statement on Form S-1**
> **Filed December 1, 2011**
> **File No. 333-178270**

Dear Ms. Kennedy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.   We note your statement in several places in the document that you will provide in subsequent amendments certain information, such as the terms of our capital stock, your certificate of incorporation and your bylaws. With each amendment, you should provide all required information, to the extent such information is determinable at the time of filing. We will defer the review of your future filings until such omitted disclosure is provided.   Accordingly, please provide the missing information, or tell us why the information is not available at this time.

3.   Please file all omitted exhibits. Once you file all the omitted items, including the legal opinion and any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, we may have additional comments. In this regard, please provide us with an analysis as to whether you have and are required to file any agreements, such as a master agreement, with your two top customers, Target and Costco. Ensure that you allow sufficient time for your response to our review in each case.

4.   Please advise us regarding the status of your application to have the New York Stock Exchange list your common stock, and provide updated disclosure as appropriate.

5.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

6.   We note your statements on page i under the Table of Contents regarding the source of your market and industry data, and that some surveys were commissioned. Please tell us if any of the surveys were commissioned by you, and if so, please provide the consent of any third party that conducted the research.

7.   It appears that much of your market data, such as your "#1 market position," your consumers' preferences and characteristics, and the number of retail locations in which your products are sold are based on extrapolations of limited samplings that do not take into account all relevant factors. As such, in all places in your document where you discuss such data, please provide appropriate qualifying language to indicate that these are estimations or approximations or your belief, rather than definitive data results.

8.   Many statements in the prospectus require additional support. Please provide us with supplemental support for all these claims which appear at page 1, as well as the similar disclosure which appears throughout your document regarding these issues:

   • your "#1 natural and organic market position" in four product lines;
   • the tendency of your customers to be better-educated, be more health-conscious, spend more on food and buy higher margin items than the average consumer;

- the position of the U.S. as the world's largest organic food market, with sales of natural and organic foods exceeding $40 billion in 2010;
- historical and projected growth rates and the belief that growth rates for the U.S. natural and organic food market have been, and will continue to be, higher than those for the overall U.S. food market;
- consumers' preference for natural and organic products;
- the percentage of adults who purchased natural or organic foods once in 2010 and those who use organic products at least once a month; and
- your products offer better profitability to retailers compared to conventional packaged foods and as a result, your brand is valuable to retailers in mainstream grocery, mass merchandiser and natural retailer channels.

In your response, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials.

Prospectus Summary, page 1

9.   Please disclose the percentage of your common stock that Solera will hold upon completion of this offering.

Summary Consolidated Financial Data, page 7

10.   Though it appears related to your two-class capital structure as explained on page F-12, please explain in a footnote here and elsewhere outside of the financials why net income attributable to common stockholders is so much lower than net income.

Risk Factors, page 11

11.   We note that goodwill represents nearly 50% of your total assets at September 30, 2011 and we note your acknowledgement of the importance of consumers' perception of your brand and reputation. Supplementally tell us why you do not believe the potential for goodwill impairment to be a financial risk related to your business.

Use of Proceeds, page 28

12.   Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. Present your use of proceeds information in tabular form to facilitate clarity. In that regard, it generally would be insufficient to indicate only that the proceeds will be used in the aggregate for "working capital and general corporate purposes." Instead, provide necessary detail for each intended use. If you have no specific plan for a significant portion of the proceeds that you will retain,

state this explicitly and explain why you are conducting this offering at this time. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

13.   Please revise your discussion of net sales for each period to provide additional detail separately quantifying the underlying causes of changes in net sales for each of your product categories. For example, your analysis of net sales for the six month period ended September 30, 2011 makes reference to "growth in the fruit snack business, the introduction of granola bars and growth in snack mixes," but does not quantify the impact of each of these items on your financial statements. Your revised disclosure should also provide information regarding the impact of changes in prices, quantities sold, product mix (including the introduction of new products), and sales incentives. Refer to Item 303(a) of Regulation S-K and, for further guidance, Section III.D. of SEC Release 33-6835.

14.   In connection with the preceding comment, we note that you have provided disclosure regarding changes in net sales by distribution channel. Please provide additional detail quantifying changes in net sales attributable to mainstream grocery stores, mass merchandisers, and natural retailers.

15.   Please provide additional detail explaining the impact of changes in cost of sales on your gross profit for each period. Specifically, we note that you have made reference to the effect of causal factors such as cost reduction initiatives, but it appears that additional detail explaining and quantifying changes in cost of sales would allow an investor to better understand your business as a whole.

Seasonality, page 44

16.   We note your disclosure stating that you typically experience greater net sales in your second and fourth fiscal quarters. In order to enhance an investor's understanding, please provide additional disclosure explaining the impact of seasonality on your balance sheet (e.g., inventory, accounts receivable, etc).

Indebtedness, page 48

17.   We note the presentation in your filing of the non-GAAP measure "adjusted EBITDA" which is calculated as EBITDA plus loss from discontinued operations, loss from sale of discontinued operations, management fees, stock-based compensation, and change in the fair value of convertible preferred stock warrant liability. The disclosure per page 36 of your filing states that you are permitted to make these adjustments to calculate adjusted EBITDA in determining compliance with the covenants associated with your credit

facility. Please tell us whether management considers this covenant to be a material term of your credit facility and whether information about this covenant is material to an investor's understanding of your financial condition and/or liquidity. In addition, please tell us how you considered providing additional disclosure linking adjusted EBITDA to the amount or limit required for compliance with the covenant and the reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. For additional guidance, refer to Question 102.09 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

18.   In connection with the preceding comment, please disclose whether you were in compliance with the covenants related to your credit facility as of your most recent balance sheet date (i.e., September 30, 2011).

Critical Accounting Policies, page 49

Sales and Promotion Incentives, page 50

19.   We note your disclosure stating that the recognition of the costs associated with your sales and promotion incentives programs involves judgments related to performance and redemption rates based on your historical experience. Please provide additional detail comparing the accuracy of your past estimates to actual redemption rates on a quantitative basis. For further guidance, refer to Section V of SEC Release 33-8350.

Business, page 56

Our Supply Chain, page 62

Manufacturing, page 62

20.   We note your exclusive reliance on contract manufacturers and the various risk factors associated with this reliance. If material, please identify your largest contract manufacturers and disclose what percentage of your products they make and in what product category.

Order Fulfillment, page 63

21.   We note that a majority of your customer fulfillment requirements are met by an outside contract warehouse, which is owned and operated by a third-party and based in the Chicago, Illinois area. As you note in your risk factors that virtually all of your finished goods inventory is located in one warehouse facility, please discuss the material terms of your agreement with this party.

Compensation Discussion and Analysis, page 75

Fiscal 2011 Compensation Decisions, page 77

22.   Please expand to discuss the "accomplishments of each individual during the prior fiscal year" that was taken into account when the compensation committee approved annual increases in base salary for each of your NEOs.

Principal and Selling Stockholders, page 91

23.   Please disclose whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Sales Recognition and Sales Incentive, page F-10

24.   We note that you recognize sales net of estimated trade allowances, slotting fees, sales incentives, cash discounts, and returns. Please tell us how you considered the guidance requiring the disclosure of significant amounts recognized related to your incentive programs. Refer to FASB ASC 605-50-50-1.

Segment Reporting, page F-11

25.   We note your disclosure stating that you engage in one business activity and have one operating segment. Your disclosure also states that your chief operating decision-maker reviews your operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance. Please compare the information in these reports to the discrete financial information your use to report on an external basis (e.g., specific product line information provided as part of management's discussion and analysis). With your response, please provide us with a courtesy copy of two recent internal reports used by your chief operating decision maker to make decisions about resources allocation and to evaluate your financial performance. Refer to FASB ASC 280-10-50.

Net Income (Loss) Per Share and Unaudited Pro Forma Net Income (Loss) Per Share of Common Stock, page F-12

26.   We note your disclosure stating that the potential common shares from the convertible preferred stock warrant and convertible preferred stock were excluded from your earnings per share calculations for the periods presented because their inclusion would

have had an anti-dilutive effect on earnings per share. This does not appear to be consistent with the disclosure per page F-25 which indicates that the convertible preferred stock warrant was only excluded from the computation of diluted net income per share for the six month period ended September 30, 2011. Please revise. In connection with your response, please explain why the convertible preferred stock warrant had a dilutive effect on your calculation of earnings per share for the six month period ended September 30, 2011.

Out-of-Period Adjustment, page F-13

27.   We note that you corrected a prior period error related to your convertible preferred stock warrant liability during the six month period ended September 30, 2011. It appears that the correction of this error had a material impact on these interim period financial statements. Please tell us how you considered the guidance per SAB Topic 5F regarding the effect of an adjustment on current period operations in determining that your prior period financial statements should not be adjusted. In connection with your response, please provide additional detail supporting management's assertion that the impact of this error is not expected to be material to your anticipated financial results for the fiscal year ended March 31, 2012.

Note 3 – Balance Sheet Components, page F-13

Accrued Liabilities, page F-14

28.   We note that you have other accrued liabilities totaling $1.6 million as of September 30, 2011 which represents in excess of 15% of your total liabilities. Please tell us whether any individual items included in this caption exceed five percent of total liabilities requiring separate disclosure. Refer to Rule 5-02(24) of Regulation S-X.

Note 7 – Commitments and Contingencies, page F-16

Legal Matters, page F-16

29.   We note the disclosure per page 65 of your filing states that the outcome of various legal proceedings and claims cannot be predicted with certainty, but that management does not believe that the ultimate resolution of these matters will have a material adverse effect on your business, financial condition, results of operations, or cash flows. Please tell us how you considered the guidance per FASB ASC 450-20-25-3 which indicates that the accrual for a loss contingency does not require virtual certainty. In addition, please provide consistent disclosure throughout your filing with regard to your contingent liabilities.

Note 8 – Convertible Preferred Stock, page F-17

Conversion, page F-18

30.   We note that the holders of your convertible preferred stock are entitled to anti-dilution protection in connection with subsequent dilutive issuances of common stock for a purchase price per share less than the conversion price of the convertible preferred stock. Please provide us with a detailed description of this anti-dilution provision.

Note 9 – Convertible Preferred Stock Warrant, page F-19

31.   It appears that you have classified the outstanding warrants to purchase shares of your Series A 2005 Convertible Preferred Stock as a liability because 1) the warrant may be redeemed in certain circumstances and 2) the warrant provides anti-dilution protection. Please provide us with a description of the provisions of the warrant agreement that require liability classification along with your analysis of the relevant authoritative accounting literature.

Note 13 – Income Taxes, page F-24

32.   We note that you have classified $1.1 million of deferred tax assets as of March 31, 2011 as "Other, net." Please provide additional detail regarding the material components of this balance. Refer to FASB ASC 740-10-50-5.

33.   We note that a reduction to your deferred tax valuation allowance of $11.3 million was recorded during the fiscal year ended March 31, 2011 in connection with management's determination that it is more likely than not that your deferred tax assets will be realized. Please provide us with a detailed discussion of the positive and negative evidence considered by management in reaching the conclusion that this valuation allowance was no longer necessary. Your response should include an explanation of the timing of the reversal of this valuation allowance. Refer to FASB ASC 740-10-30.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. Stephen L. Palmer, Esq.